UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015.

Commission File Number 001-36204

ENERGY FUELS INC.
(Translation of registrant’s name into English)

2 Toronto Street, Suite 500
Toronto, Ontario, Canada
M5C 2B6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [   ]                       Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INCORPORATION BY REFERENCE

Exhibit 99.1 included with this report on Form 6-K is expressly incorporated by reference into this report and is hereby incorporated by reference as an exhibit to the Registration Statement on Form F-10 of Energy Fuels Inc. (File No. 333-194916), as amended or supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERGY FUELS INC.

/S/ David C. Frydenlund
Date: May 26, 2015	David C. Frydenlund
Senior Vice President, General Counsel & Corporate
Secretary

INDEX TO EXHIBITS

99.1	Management Information Circular
99.2	Form of Proxy
99.3	Notification of Availability of Revised Investor Materials
99.4	Consent of Douglass Graves
99.5	Consent of Bruce Larson
99.6	Consent of Roscoe Postle Associates Inc.
99.7	Consent of Chlumsky, Armbrust & Meyer LLC
99.8	Consent of Terence P. McNulty
99.9	Consent of Mine Development Associates
99.10	Consent of Neil Prenn
99.11	Consent of Richard White
99.12	Consent of William E. Roscoe
99.13	Consent of Douglas H. Underhill
99.14	Consent of Thomas C. Pool
99.15	Consent of David Ross
99.16	Consent of Christopher Moreton
99.17	Consent of Douglas C. Peters
99.18	Consent of Peters Geosciences
99.19	Consent of BRS Engineering
99.20	Consent of Douglas Beahm
99.21	Consent of Robert L. Sandefur
99.22	Consent of Robert Michaud
99.23	Consent of Stuart E. Collins
99.24	Consent of Richard L. Nielsen
99.25	Consent of Matthew P. Reilly
99.26	Consent of Paul Tietz
99.27	Consent of Stephen Antony
99.28	Consent of SRK Consulting (U.S.) Inc.
99.29	Consent of Barton G. Stone
99.30	Consent of Mark B. Mathisen
99.31	Consent of Alinco Geoservices, Inc.
99.32	Consent of M. Hassan Alief
99.33	Consent of Harold R. Roberts
99.34	Consent of Frank A. Daviess
99.35	Consent of Allan Moran
99.36	Consent of Paul Goranson
99.37	Consent of Don R. Woody
99.38	Consent of KPMG LLP, Independent Registered Public Accountants
99.39	Consent of Roth Capital Partners LLC
99.40	Consent of Manning Elliott, Independent Registered Public Accountants